Mail Stop 4561

July 7, 2009

Mr. Stephen Green
General Counsel and Secretary
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:** **IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed January 23, 2009**
> **Form 10-Q for the Quarterly Period Ended February 28, 2009**
> **Filed March 25, 2009**
> **Form 10-Q for the Quarterly Period Ended May 31, 2009**
> **Filed June 24, 2009**
> **File No. 001-32511**

Dear Mr. Green:

        We have reviewed your response letter dated June 17, 2009 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 4, 2009.

Form 10-Q for the Quarterly Period Ended May 31, 2009

Item 4. Controls and Procedures

1.      We note that you continue to state that the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures "are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion." You stated in your response letter dated May 6, 2009 that in future filings, you would "expressly tie such conclusions regarding effectiveness to the disclosure

controls and procedures as set out in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, or recite the entire definition." Please amend your Form 10-Q to correctly state your executive officers' conclusion regarding disclosure controls and procedures.

Certifications, Exhibits 31.1 and 31.2

2.    We note that your certifications by your Principal Executive Officer and Principal Financial Officer continue to include the certifying individual's title at the beginning of the certifications. You stated in your response letter dated May 6, 2009 that in future filings you would correct these deficiencies. Please amend your Form 10-Q to include certifications set forth exactly as they appear in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended February 28, 2009

Certifications, Exhibits 31.1 and 31.2

3.    We note that your certifications by your Principal Executive Officer and Principal Financial Officer do not include the entire text of Item 601(b)(31) of Regulation S-K. Specifically, it appears that you are missing certain introductory language in paragraph 4 and paragraph 4(b) relating to internal control over financial reporting. Please amend your Form 10-Q for the quarterly period ended February 29, 2009. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453, David Orlic at (202) 551-3503, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,


Patrick Gilmore
Accounting Branch Chief